UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42877

LEIFRAS CO., LTD.

Ebisu Garden Place Tower Floor 17

4-20-3, Ebisu, Shibuya-ku

Tokyo, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Resignation and Appointment of Chief Financial Officer

On March 27, 2026, Mr. Mitsuharu Yazawa resigned from his position as Chief Financial Officer (the “CFO”) of LEIFRAS CO., LTD., (the “Company”), effective immediately. Mr. Yazawa will continue to serve as a director on the Company’s Board of Directors (the “Board”). Mr. Yazawa’s resignation as CFO was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

On the same day, the Board appointed Ms. Rei Yamamoto as the new CFO of the Company to fill the vacancy resulting from Mr. Yazawa’s resignation as CFO. The biographical information of Ms. Rei Yamamoto is set forth below.

Ms. Rei Yamamoto began her career at Quaras Inc., an advertising agency, in April 1996, where she served until March 2003. From April 2003 to June 2008, she became Editor in Chief. She joined Adecco Ltd. in July 2008 and served as a Senior FP&A Analyst from April 2010 to December 2014 and as an FP&A Manager from January 2015 to November 2022. From December 2022 to March 2025, she served as Head of Finance at Akkodis. Since April 2025, she has been serving as Deputy General Manager of the Finance and Accounting Headquarters of the Company, leading the Company’s NASDAQ IPO preparation. Ms. Yamamoto graduated from Rikkyo University with a bachelor’s degree in law in March 1996. She is a U.S. Certified Public Accountant (obtained 2009) and holds an IFRS Certificate (obtained 2012).

Ms. Rei Yamamoto does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS CO., LTD.

Date: April 7, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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